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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period July 29, 2003

SANPAOLO IMI S.p.A.
(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

SANPAOLO IMI Group: the positive trend continues in the first half of 2003

        Turin, 29 July 2003—The Board of Directors of SANPAOLO IMI meeting today made a preliminary examination of the principal operating aggregates of the first six months of the year, which will be approved and made public on 12 September with report for the half year: Sanpaolo IMI S.p.A., making use of the right granted by art. 82, paragraph 2, of the regulations approved by Consob resolution n. 11971/1999 and subsequent amendments, will make available to the public within 13 September 2003 from the Registered Office and Borsa Italiana S.p.A. the Interim Report for 2003, containing Consolidated Financial Statements and enclosing the independent Auditor's Report. Sanpaolo IMI will not therefore prepare a Quarterly Report at 30 June 2003.

        The first results of the first half confirm the signals of recovery already seen in the first quarter of the year.

        Customer financial assets of the Group grew by approximately 3% from the beginning of the year. In the first part of 2003 indirect customer deposits also grew (+5.4%), both in asset management, and in asset administration.

        Net loans to customers also increased: approximately +4.7% on an annual basis, +1.8% from the beginning of the year. The high asset quality is confirmed with net not-performing loans down both on an annual basis and from the beginning of the year.

        The market scenario thus remains marked by elements of weakness and uncertainty which suggest prudence in future development and a constant attention to control of costs and rationalization actions.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com—Telefax +39 011 5552989
 Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Anna Monticelli (+39 011 5552526)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.P.A.
Date: July 29, 2003	By:	/s/ GIORGIO SPRIANO Giorgio Spriano Head of Company Secretariat

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SANPAOLO IMI Group: the positive trend continues in the first half of 2003
SIGNATURES